UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Tribune Publishing Company

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title and Class of Securities)

89609W107

(CUSIP Number)

HEATH FREEMAN

ALDEN GLOBAL CAPITAL LLC

885 Third Avenue

New York, NY 10022

(212) 888-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP NO. 89609W107

1	NAME OF REPORTING PERSON Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 11,554,306
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 11,554,306

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,554,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%
14	TYPE OF REPORTING PERSON IA, OO

Schedule 13D

CUSIP NO. 89609W107

1	NAME OF REPORTING PERSON Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 11,554,306
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 11,554,306

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,554,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%
14	TYPE OF REPORTING PERSON IN

Amendment No. 4 to Schedule 13D

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D filed by the undersigned (as amended, the “Schedule 13D”) on November 25, 2019, with the Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 filed on December 2, 2019, as further amended by Amendment No. 2 filed on July 2, 2020, and as further amended by Amendment No. 3 filed on December 31, 2020.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure set forth in Item 4 is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Agreement and Plan of Merger

On February 16, 2021, Tribune Publishing Company, a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Tribune Enterprises, LLC, a Delaware limited liability company (“Parent”), Tribune Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which Merger Sub will merge (the “Merger”) with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”).

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Company common stock, par value $0.01 per share (“Company Common Stock”) (other than shares of Company Common Stock held by the Company as treasury stock or by Parent or any of its affiliates or associates) issued and outstanding immediately prior to the Effective Time (other than dissenting shares) will be converted into the right to receive $17.25 in cash, without interest (the “Merger Consideration”).

The consummation of the Merger (the “Closing”) is subject to certain customary mutual conditions, including (i) the approval of the Company’s stockholders holding two-thirds of the outstanding shares of Company Common Stock not owned by Parent and its affiliates or associates, (ii) the expiration or termination of any waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and (iii) the absence of any order of any U.S. court that prohibits, renders illegal or permanently enjoins the consummation of the Merger. The obligation of each party to consummate the Merger is also conditioned upon (i) the accuracy of the representations and warranties of the other party as of the date of the Merger Agreement and as of the Closing (subject to customary materiality qualifiers), (ii) compliance by the other party in all material respects with its pre-Closing obligations under the Merger Agreement and (iii) in Parent’s case, the absence of a material adverse effect with respect to the Company.

The Company and Parent have each made customary representations, warranties and covenants in the Merger Agreement. Subject to certain exceptions, the Company has agreed, among other things, to covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the consummation of the Merger. The parties have also agreed to use their respective reasonable best efforts to obtain governmental and regulatory approvals. In addition, subject to certain exceptions, the Company has agreed to covenants relating to (i) the submission of the Merger Agreement to the Company’s stockholders at a special meeting thereof for approval, (ii) the recommendation by the board of directors of the Company in favor of the adoption by the Company’s stockholders of the Merger Agreement and (iii) non-solicitation obligations of the Company relating to alternative acquisition proposals.

Either the Company or Parent may terminate the Merger Agreement if (i) Parent, Merger Sub and the Company agree by mutual written consent to do so, (ii) the Merger has not been consummated on or before December 31, 2021 (the “End Date”), (iii) any court has issued an order permanently restraining, enjoining or otherwise prohibiting the Merger and such order or other action is, or has become, final and non-appealable, (iv) the approval of the Company’s stockholders is not obtained at a meeting of the Company’s stockholders called for the purpose of adopting the Merger Agreement or (v) the other party breaches any representation, warranty or covenant that results in the failure of the related closing condition to be satisfied, subject to a cure period in certain circumstances. In addition, the Company may, under certain circumstances, terminate the Merger Agreement in order for the Company to enter concurrently into a definitive written agreement with respect to an unsolicited superior acquisition proposal, subject to the Company having first complied with certain matching rights and other obligations set forth in the Merger Agreement. Additionally, Parent may, under certain circumstances, terminate the Merger Agreement if (i) the board of directors of the Company changes or adversely modifies its recommendation that the Company’s stockholders vote in favor of adopting the Merger Agreement or (ii) the Company materially breaches its non-solicitation obligations and such breach results in an alternative transaction proposal.

If the Merger Agreement is terminated (i) by the Company in order for the Company to enter into a definitive written agreement with respect to an unsolicited superior acquisition proposal, (ii) by Parent because (a) the board of directors of the Company changes or adversely modifies its recommendation that the Company’s stockholders vote in favor of adopting the Merger Agreement or (b) the Company materially breaches its non-solicitation obligations and such breach results in an alternative transaction proposal, or (iii) by (x) either party because the Merger was not consummated on or before the End Date (as it may be extended) or approval of the Company’s stockholders was not obtained or (y) by Parent if the Company commits a breach of any representation, warranty or covenant that results in the failure of the related closing condition to be satisfied (subject to a cure period in certain circumstances), but only if, in the case of this clause (iii), an alternative acquisition proposal was previously made and, within 12 months after termination of the Merger Agreement, the Company enters into an agreement for an alternative transaction or an acquisition transaction is consummated, then, in each case, the Company will be obligated to pay to Parent a one-time fee equal to $20 million in cash.

If the Merger Agreement is terminated by the Company (i) if the Parent breaches any representation, warranty or covenant that results in the failure of the related closing condition to be satisfied, subject to a cure period in certain circumstances or (ii) if the conditions to Parent’s obligations to consummate the Merger are satisfied or waived, and Parent does not consummate the Merger when required by the Merger Agreement, then Parent will be obligated to pay to the Company a one-time liquidated damages amount equal to $50 million in cash.

Pursuant to the Merger Agreement, Parent agreed to vote all of its shares of Company Common Stock (representing, based on Parent’s representations to the Company set forth in the Merger Agreement, approximately 31.5% of the issued and outstanding shares of Company Common Stock) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, so long as the board of directors of the Company has not changed or adversely modified its recommendation in favor of the Merger Agreement. The Merger Agreement also prohibits Parent from transferring any of its shares of Company Common Stock, subject to certain exceptions.

Alden Global Opportunities Master Fund, L.P. and Alden Global Value Recovery Master Fund, L.P. (each, a “Guarantor”) have entered into a Limited Guarantee dated February 16, 2021 (the “Limited Guarantee”) with the Company to guarantee Parent’s obligation to pay the liquidated damages amount to the Company and certain other specified payments to the Company, subject to the terms and obligations set forth in the Limited Guarantee.

The Guarantors have also entered into an equity commitment letter dated as of February 16, 2021 (the “Equity Commitment Letter”) with Parent pursuant to which the Guarantors have made an equity commitment of $375 million to Parent to fund the payment of the aggregate Merger Consideration. The Company is a third-party beneficiary of the Equity Commitment Letter and has the right to specifically enforce the Guarantors’ obligations thereunder, if the conditions to Parent’s obligations to consummate the Merger are satisfied or waived, and the Merger is consummated substantially simultaneously.

The Merger Agreement and the Limited Guarantee have been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent or any of their respective subsidiaries or affiliates or to modify or supplement any factual disclosures about the Company or Parent included in their public reports filed with the SEC. The representations, warranties and covenants contained in each of the Merger Agreement and the Limited Guarantee were made only for purposes of the Merger Agreement and the Limited Guarantee and, as of specific dates, were solely for the benefit of the parties to the Merger Agreement and the Limited Guarantee, as applicable, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement and the Limited Guarantee, as applicable, instead of establishing these matters as facts, and may be subject to standards of materiality that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or any of their respective subsidiaries or affiliates.

The foregoing description of the Merger Agreement and the Limited Guarantee and the transactions contemplated thereby, including the Merger, does not purport to be complete and is qualified in its entirety by reference to the actual Merger Agreement and the Limited Guarantee, as applicable. A copy of the Merger Agreement is filed as Exhibit 99.6 and incorporated herein by reference. A copy of the Limited Guarantee is filed as Exhibit 99.7 and incorporated herein by reference.

Non-Binding Term Sheet

Concurrently with entering into the Merger Agreement, Alden entered into a non-binding term sheet (the “Non-Binding Term Sheet”) with Sunlight for All Institute (“Charity”) regarding Alden’s proposal to acquire the Company pursuant to the Merger and Charity’s proposal to acquire, subject to the consummation of the Merger, 100% of the issued and outstanding equity interests (the “Interests”) of The Baltimore Sun Company, LLC (“The Sun”) (the “Sun Acquisition”), upon the terms and subject to the conditions set forth in the Non-Binding Term Sheet, including the execution of a definitive agreement with respect to the Sun Acquisition on terms mutually acceptable to each party, which is being negotiated between Alden and Charity. Pursuant to the proposed Sun Acquisition, Alden would cause Tribune Publishing Company, LLC, a wholly owned subsidiary of the Company (the “Sun Parent”), to sell to Charity, and Charity would purchase from the Sun Parent, the Interests, which would be structured as an equity purchase. In consideration for the Interests and subject to any other terms and conditions set forth in any definitive agreement, Charity would pay to the Company, at the direction of the Sun Parent, $65 million, on a cash free, debt free basis and subject to a normalized level of working capital (the “Sun Purchase Price”). As set forth in the Non-Binding Term Sheet, the Sun Acquisition would close concurrently with the Merger, subject to the terms and conditions of a definitive agreement relating to the Sun Acquisition.

In accordance with the Non-Binding Term Sheet, any definitive agreement relating to the Sun Acquisition would include customary terms and conditions related to representations and warranties, covenants and termination for a transaction similar to the Merger; provided, however, that the interim operating covenants would not expand upon the interim operating covenants set forth in the Merger Agreement, and Alden would in no way be liable for any breaches thereof by the Company. Additionally, any definitive agreement would include a list of interim operating covenants substantially similar to such covenants in the Merger Agreement that would hypothetically apply to The Sun, and if the Company takes any action or omission that would have been a material breach of any such covenant if such covenant were operable, Charity would not be required to close the Sun Acquisition.

Each of Alden’s and Charity’s obligations to close the Sun Acquisition would be subject to customary closing conditions, including a bringdown of representations, warranties and covenants, and no material adverse effect on The Sun. Additionally, the execution and delivery of any definitive agreement relating to the Sun Acquisition is subject to the satisfactory completion of Charity’s due diligence of The Sun.

As set forth in the Non-Binding Term Sheet, concurrent with the execution of any definitive agreement, Stewart Bainum, Jr. (“Mr. Bainum”) will deliver (i) a donation commitment letter (“DCL”) to Charity, under which Alden will be a third-party beneficiary, and (ii) a full guaranty to Alden, in each case, for the full amount of the Sun Purchase Price. Charity may assign its obligations under any definitive agreement relating to the Sun Acquisition to a controlled affiliate of Mr. Bainum without the consent of Alden, provided that (i) Charity’s rights under the under the DCL are also assigned to such affiliate and (ii) such assignment would not relieve Charity of its obligations as a primary obligor.

The Non-Binding Term Sheet is non-binding in nature and does not obligate in any way Alden, Charity, the Company, The Sun or the Sun Parent to negotiate or enter into a definitive agreement with respect to the Sun Acquisition.

The foregoing description of the Non-Binding Term Sheet does not purport to be complete and is qualified in its entirety by reference to the full text of the Non-Binding Term Sheet, which is filed as Exhibit 99.8, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of Shares reported as beneficially owned by each person named herein is based upon 36,726,500 Shares outstanding as of February 12, 2021, which, according to the Merger Agreement, is the total number of Shares outstanding as of such date.

A.	Alden

(a)	Alden, as the investment manager of the Funds, may be deemed the beneficial owner of the 11,554,306 Shares held directly by the Funds.

Percentage: 31.5%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 11,554,306

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 11,554,306

(c)	Except as previously disclosed in this Schedule 13D, as amendment, there have been no transactions in Shares by or on behalf of the Reporting Persons during the past 60 days.

B.	Mr. Freeman

(a)	Mr. Freeman, as the President of Alden, may be deemed the beneficial owner of the 11,554,306 Shares held directly by the Funds.

Percentage: Approximately 31.5%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 11,554,306

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 11,554,306

(c)	Except as previously disclosed in this Schedule 13D, as amendment, there have been no transactions in Shares by or on behalf of the Reporting Persons during the past 60 days.

(d)

The limited partners of (or investors in) each of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective Funds in accordance with their respective limited partnership interests (or investment percentages) in their respective Funds.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure regarding the Merger Agreement and the Non-Binding Term Sheet in Item 4 is incorporated herein by reference.

The Merger Agreement is incorporated by reference as Exhibit 99.6, the Limited Guarantee is incorporated by reference as Exhibit 99.7 hereto and the Non-Binding Term Sheet is filed as Exhibit 99.8 hereto, and the Merger Agreement, the Limited Guarantee and Non-Binding Term Sheet are incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

99.6	Agreement and Plan of Merger by and among Tribune Enterprises, LLC, Tribune Merger Sub, Inc., and Tribune Publishing Company, dated as of February 16, 2021 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on February 17, 2021; SEC File No. 001-36230).

99.7	Limited Guarantee by Alden Global Opportunities Master Fund, L.P. and Alden Global Value Recovery Master Fund, L.P. in favor of Tribune Publishing Company, dated as of February 16, 2021 (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by the Company on February 17, 2021; SEC File No. 001-36230).

99.8	Non-Binding Term Sheet, dated as of February 16, 2021, by and between Sunlight for All Institute and Alden Global Capital LLC.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2021

Alden Global Capital LLC

By:	/s/ Heath Freeman
Name: Heath Freeman
Title: President

/s/ Heath Freeman
Heath Freeman